TantechHoldingsLtd.

F11, T3, Herui Technology Center,

No. 475 Chang He Road, Bingjiang District,

Hangzhou 310052, China

+ 86 (571) 87555802

December 21, 2016

VIA E-MAIL

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.,

Washington, D.C. 20549

RE: Tantech Holding Ltd.

Form 20-F for the Fiscal Year Ended

December 31, 2015

Filed April 29, 2016

File No. 001-36885

Dear Mr. O’Brien:

On behalf of Tantech Holdings Ltd. (“Tantech”, the “Company”, “we”, “us”, or “our”), we hereby submit this response in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s email, dated December 07, 2016, with respect to our annual report on Form 20-F filed with the Commission on April 29, 2016, file no. 001-36885 (the “Annual Report”). Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 3 to the Form 20-F (“Amendment No. 3” or the “Annual Report”).

We understand and agree that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 20-F for the period ended December 31, 2015

Critical Accounting Policies, page73

Allowance for accounts receivable, page 74

1.	We note your response to comment 1 from our letter dated November 3, 2016. Based on your response, it appears that your standard payment terms are three months for your typical customers. Based on the amounts still outstanding as of September 30, 2016, it appears that approximately $3.6 million of year-end receivables related to your typical customers, who are subject to your standard payment terms as they are not considered larger retailers or wholesale chains that are unlikely to default. Please provide us with an analysis of the specific evidence you relied on in concluding that your reserve of $1.2 million as of year-end was considered adequate. In order to better understand the adequacy of your reserve, please provide us with an aging schedule that shows the breakdown of the $3.6 million of uncollected receivables as of September 30, 2016. We further remind you that to the extent any known trends in the aging of your trade receivables or uncertainties related to their collectability exists and may materially impact your future liquidity and results of operations; such impacts should be addressed in your MD&A.

We acknowledge the Staff’s comment.

Although the Company’s standard payment terms are three months, we do offer longer credit terms to some regional distributors, with whom we have developed a stable and ongoing relationship. The outstanding AR as of September 30, 2016 (approximately $3.66 million) are large associated with those distributers. The following tables provide separate aging schedules and subsequent collections for these regional distributors (excluding seven major customers) and seven major customers as of November 30, 2016:

Aging and Subsequent Collection except 7 Major Customer

Aging	Balance outstanding as of 9/30/2016	Subsequent Collection as of 11/30/2016	Percentage of Collection	Outstanding as of 11/30/2016
<3M	2,617,800.90	2,083,813.00	79.60%	533,987.90
4-6M	143,769.57	37,042.00	25.76%	106,727.57
7-12M	109,539.14	7,206.00	6.58%	102,333.14
>12M	785,637.14	19,360.00	2.46%	766,277.14
Total	3,656,746.75	2,147,421.00		1,509,325.75

Customer	Credit Term	Balance as of 12/30/2015	Percentage of Total AR	Subsequent Collection as of 11/30/2016	Percentage of Collection	Outstanding as of 11/30/2016
Lotus	9-12M	4,516,727.87	10.83%	4,156,668.90	92.03%	360,058.97
Hangzhou Lianhua	9-12M	3,308,546.31	7.93%	3,033,400.58	91.68%	275,145.73
Carrefour	9-12M	4,605,706.11	11.04%	4,605,706.11	100.00%	-
Hangzhou Baideshengou	9-12M	4,694,927.60	11.26%	4,694,927.60	100.00%	-
Shanghai Huanguan	9-12M	8,046,447.54	19.29%	4,931,200.00	61.28%	3,115,247.54
		25,172,355.43	60.35%	21,421,903.18	85.10%	3,750,452.25

As you can see from the above tables, the outstanding AR for the regional distributors (excluding seven largest customers) as of November 30, 2016 was about $1.5 million, of which, $0.5 million was aged less than three months. The AR aged more than 3 months ago was about $1.0 million. Even if all of these AR are considered uncollectible, our $1.2 million AR reserve as of December 31, 2015 is still considered reasonable.

For the outstanding AR for the seven largest customers, excluding Shanghai Huanguan, which is a special case and we will discuss separately in the next comment response, the remaining outstanding AR as of November 30, 2016 was only $0.64 million and all those ARs are still within our normal credit terms to those large chain stores and considered collectible.

Due to the nature of our products and its distribution channel, the overall sales cycle to those regional distributors may take longer than 6 months, we may consider to extend our credit terms to certain distributors from time to time but do monitor the collection history and the extension of credit are made on case-by-case basis. Our AR reserve ratio also goes up on those ARs with extended credit terms.

In recent subsequent collections review, there is no evidence to show significant distortion on our AR policy and collectability. It is the management’s conclusion that the $1.2 million AR reserve as of December 31, 2015 is considered adequate.

As per Staff’s suggestion, we will further update our disclosure on page 74 to provide our most recent review of collection information and address what impact the slowed receivable collection might have on our future liquidity.

2.	We note your response to comment 1 from our letter dated November 3, 2016. With regard to your larger customer, Shanghai Huanguan; please tell us what specific evidence you relied on in determining that the outstanding balance $8,046,448 was considered collectible as of December 31, 2015, given that the amount was still outstanding as of September 30, 2016.

We acknowledge the Staff’s comment.

Shanghai Huanguan, with whom we have developed sustained business relationship over last five years, is one of our top customers to buy EDLC carbon in recent years. It has always made the payments on time with good credit history. In early 2016, due to the fraud investigation of the subsidy claims by certain electric vehicle (“EV”) manufacturers, all applications of EV subsidies were suspended by Chinese government, which caused the industry-wide non-payment of 2015 subsidy. Shanghai Huanguan had to reduce our EDLC carbon orders and slow the payment of our accounts receivable. After ongoing negotiation, we have made effects in follow-up collection of approximately $4.9 million as of November 30, 2016. As the government finished the investigation and resumed the subsidy payments recently, Shanghai Huanguan promised to pay the remaining $3.1 million by the end of January 2017. We believe the prolonged collection of this AR with Shanghai Huangaun is temporary and circumstantial, and we are confident that we will be able to collect the remaining AR soon. We will reassess the collectability of these AR in the first quarter of 2017 and make additional allowance if necessary,

Item 15. Controls and Procedures, page 100

3.	We note your response to our comment 2 from our letter dated November 3, 2016 and the subsequent amendment filed to your Form 20-F for which you have now concluded that your internal controls over financial reporting were not effective as of December 31, 2015. Given that internal controls over financial reporting are an integral part of disclosure controls and procedures; please tell us how you came to the conclusion that your material weakness related to internal controls over financial reporting did not impact your conclusion on the effectiveness of your disclosure controls and procedures or amend to revise your conclusion on the effectiveness of your disclosure controls and procedures.

We acknowledge the Staff’s comment.

As per Staff’s request, we will revise our disclosures on page 100 to indicate that our disclosure controls and procedures(as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act of 1934) was ineffective as of December 31, 2015.

If you have any further questions or comments, please contact our outside counsel, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone) +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Very truly yours,

Tantech Holdings Ltd.

By:	/s/ Zhengyu Wang
Name:	Zhengyu Wang
Title:	Chief Executive Officer